

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170122

DIVISION OF
CORPORATION FINANCE

February 10, 2017

Lisa A. Atkins
Bristol-Myers Squibb Company
lisa.atkins@bms.com

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2016

Dear Ms. Atkins:

This is in response to your letter dated December 29, 2016 concerning the shareholder proposal submitted to Bristol-Myers by Trinity Health et al. We also have received a letter on the proponents' behalf dated January 31, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Juan Marcos Otazu
Schindler Cohen & Hochman LLP
jmotazu@schlaw.com

February 10, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 29, 2016

The proposal requests that the board issue a report listing the rates of price increases year-to-year of the company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for the company.

There appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(7), as relating to Bristol-Myers' ordinary business operations. In this regard, we note that the proposal relates to the rationale and criteria for price increases of the company's top ten selling branded prescription drugs in the last six years. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

SCH | SCHINDLER COHEN & HOCHMAN

January 31, 2017

BY E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
E-mail: shareholderproposals@sec.gov

Re: ***Stockholder Proposal of Trinity Health and Co-Filers***

Dear Sir or Madam:

I write on behalf of Trinity Health and co-filers[1] (the "Proponents") which, as beneficial owners of common stock of Bristol-Myers Squibb Company ("BMS" or the "Company"), have jointly submitted a shareholder proposal to BMS entitled "Disclose Criteria Used For Price Increases On Top Ten Drugs" (the "Proposal"), to respond to the letter dated December 29, 2016, sent to the Securities & Exchange Commission ("SEC") by the Company (the "Letter"). By this letter, the Proponents contend that BMS should not be permitted to exclude the Proposal from the Company's 2017 proxy statement.

I. THE PROPOSAL

On or about October 19, 2016, Trinity Health submitted its Proposal to the Company, accompanied by a cover letter from Catherine Rowan, and an October 19, 2016 letter from The Northern Trust Company verifying its stock ownership. (Letter, Exhibit A.) The Proposal requests the Company to prepare a report stating the 2010-2016 rates of price increases for the Company's ten top selling drugs and that this report include the "rationale and criteria" for such price increases and an "assessment of the legislative, regulatory, reputational and financial risk" arising from any such increases. (*Id.*)

II. THE COMPANY'S LETTER

In its Letter to the SEC staff of the Division of Corporation Finance (the "Staff"), the Company contends that it should be allowed to exclude the Proposal from its 2017 proxy materials pursuant to Rule 14a-8(i)(7), as it allegedly implicates the Company's ordinary

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[1] The co-filers are: the Sister of St. Francis of Philadelphia, Boston Common Asset Management, LLC, Friends Fiduciary, American Baptist Home Mission Societies, Mercy Health, Daughters of Charity, Mercy Investment Services, Inc., Dominican Sisters of Hope, School Sisters of Notre Dame Cooperative Investment Fund, Sisters of the Holy Names of Jesus and Mary, Catholic Health Initiatives, Dignity Health, the Sisters of St. Dominic of Caldwell, New Jersey, Bon Secours Health System, Inc., the Sinsinawa Dominicans, Congregation of Divine Providence, Convent Academy Of The Incarnate Word, and the Sisters of St. Joseph of Carondelet, St. Paul Province.

business. However, as discussed below, the Company has not met its burden and should not be allowed to exclude the Proposal.

III. THE ORDINARY-BUSINESS EXCEPTION

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." 17 C.F.R. § 240.14a-8(i)(7). The SEC in its Exchange Act Release No. 23200 (May 21, 1998) (the "1998 Release") explains that the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word, and is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." 1998 Release. In analyzing whether a matter falls under the ordinary business exception, there are two central considerations:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. *Id*. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Id.

But, even if a proposal hinges on a company's ordinary business, it cannot be excluded if it relates to a ***significant social policy*** that "transcend[s] the day-to-day business matters and raise[s] policy issues so significant that it would be appropriate for a shareholder vote." *Id*. Indeed, "a proposal concerning the ordinary business operations of a company that implicates a significant policy issue is ***only*** excludable under Rule 14a–8(i)(7) if it 'seeks to 'micro-manage' the company.'" *Apache Corp. v. N.Y. City Employees' Ret. Sys.*, 621 F.Supp.2d 444, 451 (S.D. Tex. 2008) (emphasis added) (*citing* the 1998 Release).

IV. ARGUMENT

Here, the Proposal should not be excluded because: (i) it implicates the Company's fundamental business strategy, and; (ii) it raises a significant social policy issue and does not seek to micro-manage the Company.

i. The Proposal Does Not Fall Within The "Ordinary-Business" Exception

In prior cases related to the pricing of pharmaceuticals, such as the Proposal here, the SEC has stated that such issues ***are part of a pharmaceutical "company's fundamental business strategy" and are not excludable under Rule 14a-8(i)(7)***. *See Bristol-Meyers Squibb Co.* (Feb. 21, 2000) (finding that the proposal to create and implement pricing restraints and requesting report on changes in policies and pricing procedures for pharmaceutical products was not excludable as "it relates to Bristol-Myers' fundamental business strategy"); *see also Warner-Lambert Co.* (Feb. 21, 2000) (*same*); *Eli Lilly & Co.* (Feb. 25, 1993) (holding that proposals seeking input on pricing policy from consumer groups and adopting a policy of price restraint "relates to the [c]ompany's fundamental business strategy with respect to its pricing policy for pharmaceutical products, [and] involves issues that are beyond matters of the [c]ompany's ordinary business operations"). Three more recent proposals, concerning the potential risks that a price-raising policy may have on pharmaceutical companies, were likewise deemed non-excludable. *See Vertex Pharmaceuticals Inc.* (Feb. 25, 2015) (holding that a proposal that seeks a report regarding the risks that the rising prices of specialty drugs may pose to the company is not excludable); *see also Celgene Corp.* (Mar. 19, 2015) (*same*); *Gilead Sciences, Inc.* (Feb. 23, 2015) (*same*).

This proposal falls within the same category as the proposals referred to above, and should be allowed. Contrary to the Company's allegation, the Proposal here is ***directly*** related to the Company's pricing policies of its pharmaceutical products and, in particular, to price-raising policies. Although, it does not directly request the adoption of a price-restraint policy, it does allow for shareholders to assess whether the Company's pricing policies raise any risks or concerns for the Company's well-being. Furthermore, this proposal should be allowed as it is even narrower than the Bristol-Meyers Squibb Co., Warner-Lambert Co. and Eli Lilly & Co. proposals that sought more information (*i.e.* pricing policy for ***all*** the companies' pharmaceutical products as opposed to the company's top-ten selling brands) and were deemed non-excludable.

The Company, in its Letter, attempts to argue that the Proposal should be excluded because it relates to its ordinary business of how it prices its products. However, the Staff's no-action letters ("Staff letters")—cited by the Company—that allowed exclusion on this basis are inapposite. These Staff letters do not deal with pricing policies of pharmaceutical products and none raised a significant social policy issue.[2] Indeed, the Company referred to only two Staff letters that have excluded proposals related to the pricing of healthcare products, and both of those are easily distinguishable.

In the Johnson & Johnson Staff letter of January 12, 2004, which the Company relies on, exclusion was granted because the proponents requested review of the company's marketing policies, ***not* its pricing policies**. Indeed, Johnson & Johnson acknowledged that the Staff "has

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[2] In *Host Hotels & Resorts, Inc*., ("Host Hotels") the proposal was excluded because it sought to impose a discount pricing policy for the hotels. *Host Hotels & Resorts, Inc.* (Feb. 6, 2014). In other words, the proposal would set the price of the company's products and services and, furthermore, the proponents "did not provide any grounds to support the proposition that the [p]roposal is based on a significant policy issue." *Id*. Similarly, the Ford Motor Co. ("Ford") proposal was excluded because it attempted to set a discount pricing policy for spare tires and mounting hardware and, again, the proposal did not raise a significant policy issue. *Ford Motor Co.* (Jan. 31, 2011). In MGM Mirage ("MGM"), the proposal was, once again, excluded because it sought to impose a discount dining program for the company and did not concern a significant policy issue. *MGM Mirage* (Mar. 6, 2009).

In Western Union Co. ("Western Union") the proposal related to "the transaction fees charged [by the company] and [the] exchange rates [it] applied" in the communities it served. *Western Union Co.* (Mar. 7, 2007). In its letter, Western Union distinguished the Eli Lilly and Co. letter of February 25, 1993 and the Warner-Lambert Company letter of February 21, 2000, discussed above. It argued that those cases were distinguishable because the proposals there concerned the fundamental business strategy of the pharmaceutical companies, as it was "related to the pricing of the vast majority of a company's products," and, because "the price of prescription drugs and their affordability to consumers have long been significant social policy issues." *Id*.

Finally, the Equity Lifestyle Properties, Inc. ("Equity Lifestyle") proposal concerned the company's rent pricing policies for its properties and the risks that rising rent prices can have on "older homeowners on fixed incomes." *Equity Lifestyle Properties, Inc.* (Feb. 6, 2013). Thus, it did not relate to the pricing of pharmaceutical products, at issue here, and again no argument was submitted that the proposal raised a significant social policy issue.

indicated that pharmaceutical pricing may not be excludable because it is considered a significant social policy." *Johnson & Johnson* (Jan. 12, 2004) (*citing Eli Lilly & Co.* (Feb. 25, 1993)). Here the Proposal falls squarely within this language. The Proposal concerns the Company's pricing policies of pharmaceuticals during a specific time frame. (*See* Letter, Exhibit A.) It does not concern the Company's marketing strategies.[3]

The Company also relies on the UnitedHealth Group Inc. ("UnitedHealth") Staff letter of March 16, 2011 in asserting that a proposal regarding a company's response to specific regulatory, legislative and public pressures, in setting its pricing policies, is excludable. But, this Staff letter provides no support for its assertion, nor does it support the argument that an evaluation of the risks of a price-raising policy is properly excludable. The UnitedHealth proposal required a report on measures "to contain the price increases of health insurance premiums." *UnitedHealth Group Inc.* (Mar. 16, 2011). It did not concern the pricing policy of pharmaceuticals, and was excluded only because it "relate[d] to the manner in which the company manages its expenses." *Id*. A similar argument cannot be maintained here. There is no inquiry into the Company's expenses or its compliance with laws and regulations.[4] Instead, the Proposal requests an assessment of any legislative or regulatory concerns that the Company's pricing policies could raise. Such proposals have been deemed appropriate. *See Vertex Pharmaceuticals Inc.* (Feb. 25, 2015) (holding that a proposal that seeks a report regarding the risks that the rising prices of specialty drugs may pose to the company is not excludable); *see also Celgene Corp.* (March 19, 2015) (*same*); *Gilead Sciences, Inc.* (Feb. 23, 2015) (*same*).

The Company further contends that the Proposal should be excluded because it focuses on the Company's ***specific*** price-making decisions. (Letter at 5.) Again, it is wrong. While the Proposal does ask what "rationale and criteria [have been] used for [] price increases" (Letter, Exhibit A.), this does not shift the primary focus of the Proposal from pricing policies. There is no request for either an "explanation" or a "justification" of any ***specific*** price increase. Consequently, and contrary to the Company's contention, the Proposal does not focus "on why the [C]ompany makes specific pricing decisions" (Letter at 4); rather, its focus is on the principles used in its fundamental business strategy.

The fact that the Proposal requests information regarding only a limited number of the Company's products, and for a specific time frame, does not mean that it is excludable; if anything, it imposes a less burdensome task for the Company's board as it reduces the required level of disclosure. Indeed, the fact that the Proposal is focused on a limited number of the Company's products—its top-ten selling drugs—furthers the conclusion that the Proposal should

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[3] The date of the Staff letter is also notable. Not only was it prior to the current intense furor over drug pricing, it was also decided at a time when "risk" proposals were automatically excluded. The Johnson & Johnson letter was certainly of that ilk since it asked "how our company will respond to rising regulatory, legislative and public pressure" over drug pricing. *Johnson & Johnson* (Jan. 12, 2004). However, since the date of that letter, the Staff's approach to risk proposals has been changed (*see* SEC Staff Legal Bulletin No. 14E (CF), Release No. SLB - 14E (CF) (Oct. 27, 2009)) and risk proposals are no longer automatically excluded. As the Staff there stated, it would change its approach since in the past its analytical approach "may have resulted in the unwarranted exclusion of proposals that relate to the evaluation of risk but that focus on significant policy issues." *Id*.

[4] UnitedHealth, in its letter, argued that the proposal should be excluded as it concerns the company's compliance with laws, but the Staff did not address this argument and did not concede that it was correct. *UnitedHealth Group Inc.* (Mar. 16, 2011). In any event, as addressed above, there is no inquiry here into the company's compliance with laws and regulations.

not be excluded as it reduces the potential burden on the Company. The proposals in Vertex Pharmaceuticals Inc., Celgene Corp., and Gilead Sciences, Inc.—which were deemed appropriate—were similarly directed to the pricing policy of ***specific*** pharmaceutical products (*i.e.* specialty drugs). *See Celgene Corp.* (March 19, 2015); *Vertex Pharmaceuticals Inc*. (Feb. 25, 2015); *Gilead Sciences, Inc.* (Feb. 23, 2015). Finally, the Proposal does not, as the Company argues, delve into the Company's day-to-day affairs. (Letter at 5.) Instead, it concerns the Company's fundamental business strategy for pricing certain products: its top-ten selling drugs.

ii. The Proposal Is Not Excludable Because It Raises A Significant Social Policy Issue

Even if the Proposal concerned the Company's ordinary business operations, it raises a significant social policy issue. Thus, it cannot be excluded.

When a proposal "focus[es] on the company minimizing or eliminating operations that may adversely affect . . . the public's health" it may not be excluded under rule 14a-8(i)(7). SEC Staff Legal Bulletin No. 14C (CF), Release No. SLB -14C (CF) (June 28, 2005). There is no doubt here that the rising price of pharmaceuticals is a significant policy concern, which implicates the public's health and well-being. As recently as this fall, there was a significant outcry over Mylan's six-fold price increase of its EpiPen auto-injector, and both the media and elected officials have registered significant concern. *See An Outcry Over the Price of EpiPen*, N.Y. TIMES (Sept. 2, 2016), https://www.nytimes.com/2016/09/03/opinion/an-outcry-over-the-price-of-epipen.html; Katie Thomas, *Mylan's Chief Is Chastised by Lawmakers Questioning EpiPen Pricing*, N.Y. TIMES (Sept. 21, 2016), https://www.nytimes.com/2016/09/22/business/mylan-chief-to-insist-epipen-is-priced-fairly-at-house-hearing.html). The media, reflecting that this issue is one of significant social concern, has likewise focused significant attention on this matter:

- Reports state that "[p]rices for four of the nation's top 10 drugs increased more than 100 percent since 2011." Deena Beasley, *Pharma company executives debate drug pricing increases*, REUTERS (Jan. 12, 2017), http://www.reuters.com/article/us-usa-healthcare-drugpricing-idUSKBN14W2T6.

- "Prescription drug costs for Americans under 65 years old are projected to jump 11.6 percent in 2017." Aimee Picchi, *Prognosis for Rx in 2017: more painful drug-price hikes*, CBS NEWS (Dec. 30, 2016), http://www.cbsnews.com/news/drug-prices-to-rise-12-percent-in-2017).

- The rising prices puts the burden on American consumers, according to a Senate report, "[a]bout one in 10 American adults do[] [not] take their medications as prescribed because of the costs [and] '[i]n some cases, patients are forced to go without vital medicine, and experience dangerous and sometimes life-threatening symptoms as a result.'" *Id*.

- Even those with insurance coverage are concerned about price surges, as their insurance companies may choose to drop their needed medications from their insurance plans. *Id*.

- Consumers spent more than $328 billion on prescription drugs in 2016, but they are not alone as the government, through taxpayer dollars, spent "an estimated $126 billion [] through Medicare, Medicaid and the Department of Veterans Affairs." Kevin McCoy, *Senate report shows Martin Shkreli is just as bad as you think he is*, USATODAY (Dec. 21, 2016), http://www.usatoday.com/story/money/2016/12/21/report-drug-price-spikes-threaten-patient-health-economic-stability/95695010/).

- "[T]he drastic increases . . . [have] turn[ed] drug pricing into a national issue." Matthew Perrone, *Senators urge action to block drastic drug price hikes*, BOSTON GLOBE (Dec. 22, 2016), https://www.bostonglobe.com/business/2016/12/21/senators-urge-action-block-drastic-drug-price-hikes/X3AVdXK8rYYmVdCmOQTvyN/story.html.

Reflecting the public concern over this issue, elected officials have proposed regulations to review and limit pharmaceutical pricing policies. In New York, for example, Governor Cuomo recently proposed a plan to limit and control the rising costs of prescription drugs in the State. *See Governor Cuomo Presents 33rd Proposal of the 2017 State of the State: Protect New Yorkers from Soaring Prescription Drug Prices through a Groundbreaking Three-Pronged Approach*, GOVERNOR NY (Jan. 11, 2017), https://www.governor.ny.gov/news/governor-cuomo-presents-33rd-proposal-2017-state-state-protect-new-yorkers-soaring-prescription. Similarly, Maryland Attorney General Brian Frosh and lawmakers proposed a bill that "would require drug companies to explain how they determine the prices for their drugs and to provide public notice when they plan to increase drug prices by 10 percent or more." Pamela Wood, *Maryland lawmakers push to rein in drug prices*, BALTIMORE SUN (Jan. 10, 2017), http://www.baltimoresun.com/news/maryland/politics/bs-md-drug-price-bills-20170110-story.html. Vermont also has a similar law, "requir[ing] pricing information for the 15 most expensive drugs." *Id*.

At the Federal level, the proposed FAIR Drug Pricing Act of 2016, would "require[] pharmaceutical companies to submit a report to the Department of Health and Human Services when they increase the price of their drugs by more than 10% during the year." *Bill aims for more transparency*, CHAIN DRUG REV. (Sept. 26, 2016), 2016 WLNR 31097106.

In light of the foregoing, there can be no doubt that this Proposal raises a significant social policy issue.

The Company's Letter does not—and cannot—make it otherwise. Instead, the Company attempts to argue that even when a significant policy issue is raised—such as the one here—the Staff should use its discretion to exclude it because it touches upon an ordinary business matter. (Letter at 6.) This is incorrect. "[A] proposal concerning the ordinary business operations of a company that implicates a significant policy issue is ***only*** excludable under Rule 14a–8(i)(7) if it 'seeks to 'micro-manage' the company'." *Apache Corp.*, 621 F. Supp. 2d at 451 (S.D. Tex. 2008) (emphasis added) (*citing* the 1998 Release). The proposal does not do this, as it does not "prob[e] too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. In fact, the Proposal is far from burdensome or complex, as it is limited to the Company's top-ten selling drugs.

Rather, the Proposal is similar to the ones for Vertex Pharmaceuticals Inc., Celgene Corp., and Gilead Sciences, Inc., which were deemed appropriate for shareholder vote, as it is directed to a specific category of pharmaceutical products.[5] *See Celgene Corp.* (March 19, 2015); *Vertex Pharmaceuticals Inc*. (Feb. 25, 2015); *Gilead Sciences, Inc.* (Feb. 23, 2015). Nor is the Proposal excludable simply because it incorporates a "timing question," indeed, a "proposal[] may seek a reasonable level of detail without [probing too deeply into the Company's day-to-day affairs]." 1998 Release. Finally, the issue is not too complex for shareholders. As stated in the Vertex Pharmaceuticals Inc. response letter, "[t]he broad national dialogue described above shows that the public, as well as health care market participants and non-specialist policy makers, are capable of engaging on the subject. Thus, shareholders are in a position to make an informed judgment on the subject of the Proposal." *Vertex Pharmaceuticals Inc.* (Feb. 25, 2015).

In conclusion, the Proponents request that the Staff inform the Company that the SEC Proxy Rules require denial of the Company's no-action letter request. The Proponents would appreciate to be of assistance in this matter. If you have questions or need additional information, please contact me at 212-277-6315 or by e-mail at jmotazu@schlaw.com.

Sincerely,



Juan Marcos Otazu
(212) 277 6315
jmotazu@schlaw.com

cc: Lisa A. Atkins,
Counsel to Bristol-Myers Squibb Company
lisa.atkins@bms.com

Catherine M. Rowan
Director, Socially Responsible Investments at Trinity Health
rowan@bestweb.net

Josh Zinner
CEO to Interfaith Center on Corporate Responsibility
jzinner@iccr.org

Co-Filers of the Proposal

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[5] It is highly probable that, like the proposals for Vertex Pharmaceuticals Inc., Celgene Corp., and Gilead Sciences, Inc., the Proposal here will concern the pricing policies of specialty drugs as this is BMS' prime area of focus. *See* BMS.COM. HOME, http://www.bms.com/ourcompany/Pages/home.aspx (last visited Jan. 26, 2017) (stating that "Bristol-Myers Squibb is a global BioPharma company firmly focused on its mission to discover, develop and deliver innovative medicines to patients with serious diseases. Around the world, our medicines help millions of people in their fight against such diseases as cancer, cardiovascular disease, hepatitis B and hepatitis C, HIV/AIDS and, rheumatoid arthritis.").

 Bristol-Myers Squibb

Lisa A. Atkins
Senior Counsel

345 Park Avenue New York, NY 10154-0037
Tel 212-546-5727 Fax 212-546-9966
lisa.atkins@bms.com

December 29, 2016

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
E-mail: shareholderproposals@sec.gov

Re: *Stockholder Proposal of Trinity Health and Co-filers*[1]
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter and the enclosed materials are submitted by Bristol-Myers Squibb Company (the "Company") to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and a statement in support thereof (the "Supporting Statement") received from Trinity Health and co-filers (collectively, the "Proponents"). We have concurrently sent copies of this correspondence to the Proponents.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponents as

[1] The following stockholders have co-filed the Proposal: the Sister of St. Francis of Philadelphia, Boston Common Asset Management, LLC, Friends Fiduciary, American Baptist Home Mission Societies, Mercy Health, Daughters of Charity, Mercy Investment Services, Inc., Dominican Sisters of Hope, School Sisters of Notre Dame Cooperative Investment Fund, Sisters of the Holy Names of Jesus and Mary, Catholic Health Initiatives, Dignity Health, the Sisters of St. Dominic of Caldwell, New Jersey, Bon Secours Health System, Inc., the Sinsinawa Dominicans, Congregation of Divine Providence, Convent Academy Of The Incarnate Word, and the Sisters of St. Joseph of Carondelet, St. Paul Province.

notice of the Company's intent to omit the Proposal from the 2017 Proxy Materials. Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if the Proponents elect to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company.

THE PROPOSAL

The Proposal states in relevant part:

The Proposal is entitled "Disclose Criteria Used for Price Increases on Top Ten Drugs." The text of the resolution contained in the Proposal is copied below:

> **RESOLVED**: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

The Proposal also includes a Supporting Statement that explains the Proponents' basis for submitting the Proposal.

BACKGROUND

On October 25, 2016, the Company received the Proposal, accompanied by a cover letter from Trinity Health dated October 19, 2016, and a letter from The Northern Trust Company dated October 19, 2016, verifying Trinity Health's stock ownership as of such date. Copies of the Proposal, the accompanying cover letter, the broker letter and all related correspondence for lead filer Trinity Health are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rules 14a-8(i)(7) for the reasons discussed below.

ANALYSIS

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. According to the Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration relates to the subject matter of a proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (November 22, 1976). In addition, in order to constitute "ordinary business," the proposal must not raise a significant social policy issue that would override its ordinary business subject matter, which the Proposal does not. *See id.*; Staff Legal Bulletin No. 14A (July, 12, 2002); Staff Legal Bulletin No. 14E (October 27, 2009) ("SLB 14E").

The Staff has also determined that where a shareholder proposal seeks to require that a board of directors conduct a risk analysis and issue a report for public review, it is the *underlying subject matter* of the report or risk assessment that is to be considered in determining whether the report or risk assessment involves a matter of ordinary business (Release 34-20091 (August 16, 1983) and SLB 14E). *See also Sempra Energy* (January 12, 2012), in which the Staff concurred with the company's exclusion of a shareholder proposal seeking a board review of Sempra's management of specific risks, noting that "the underlying subject matter of these risks appears to involve ordinary business matters."

1. **The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with Matters Relating to the Company's Ordinary Business Operations.**

In accordance with the principles noted above, the Staff consistently has permitted exclusion of shareholder proposals under Rule 14a-8(i)(7) when those proposals relate to how a company makes specific pricing decisions regarding certain of its products. *See, e.g.*, *Host Hotels & Resorts, Inc.* (Feb. 6, 2014) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board consider providing senior citizens and stockholders discounts on hotel rates, noting that discount pricing policy determinations is an ordinary business matter); *Equity LifeStyle Properties, Inc.* (Feb. 6, 2013) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on, among other things, "the reputational risks associated with the setting of unfair, inequitable and excessive rent increases that cause undue hardship to older homeowners on fixed incomes" and "potential negative feedback stated directly to potential customers from current residents," noting that the "setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis"); *Ford Motor Co.* (Jan. 31, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal seeking to allow shareholders who purchased a new vehicle and "had no spare tire and hardware for mounting [the spare tire]...be able to purchase same from Ford Motor at the manufacturing cost of same," noting that "the setting of prices for products and services is fundamental to management's ability to run a company on a day-to-day basis"); *MGM Mirage* (Mar. 6, 2009) (permitting exclusion under Rule 14a-8(i)(7) of a proposal urging the board to implement a discount dining program for local residents); *Western Union Co.* (Mar. 7, 2007) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board review, among other things, the effect of the company's remittance practices on the communities served and compare the company's fees, exchange rates, and pricing structures with other companies in its industry, noting that the proposal related to the company's "ordinary business operations (i.e., the prices charged by the company)"). Although the Proposal does not specifically call for a discount as in the foregoing no-action letters, the Supporting Statement to the Proposal suggests that current prices of the Company's drugs are too high and implies that disclosure of price increases would lead to price reductions. *See, e.g., Supporting Statement for Proposal* (referring to "unsustainable drug costs" and "justification for (price] increases for branded drugs already on the market"). Similarly, the Staff has permitted exclusion of proposals requesting a report on how companies intend to respond to particular regulatory, legislative and public pressures relating to pricing policies or price increases. *See UnitedHealth Group Inc.* (Mar. 16, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a board report on how the company is responding to regulatory, legislative, and public pressures to ensure affordable health care coverage and the measures the company is taking to contain price increases of health insurance premiums as relating to ordinary business matters); *Johnson & Johnson* (Jan. 12, 2004) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to regulatory, legislative and public pressure to increase access to prescription drugs).

We are aware that, under limited circumstances, the Staff has declined to permit the exclusion of proposals relating to the pricing policies for pharmaceutical products. In all of those instances, however, the proposal focused on the company's fundamental business strategy with respect to its pricing policies for pharmaceutical products rather than on how and why the company makes specific pricing decisions regarding certain of those products. In particular, the request in each of those proposals appeared to focus on restraining or containing prices with the goal of providing affordable access to prescription drugs. *See Celgene Corp.* (Mar. 19, 2015) (declining to permit exclusion under Rule 14a-8(i)(7) of a proposal requesting a report on the risks to the company from rising pressure to contain U.S. specialty drug prices, noting that the proposal focused on the company's "fundamental business strategy with respect to its pricing policies for pharmaceutical products"); *Vertex Pharmaceuticals Inc.* (Feb. 25, 2015) (same); *Gilead Sciences, Inc.* (Feb. 23, 2015) (same); *Bristol-Myers Squibb Co.* (Feb. 21, 2000) (declining to permit exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board create and implement a policy of price restraint on pharmaceutical products for individual customers and institutional purchasers to keep drug prices at reasonable levels and report to shareholders any changes in its pricing policies and procedures, noting that the proposal related to the company's "fundamental business strategy, i.e., its pricing for pharmaceutical products"); *Warner-Lambert Co.* (Feb. 21, 2000) (same); *Eli Lilly and Co.* (Feb. 25, 1993) (declining to permit exclusion under Rule 14a-8(i)(7) where the proposal requested that the company "seek input on its pricing policy from consumer groups, and to adopt a policy of price restraint," noting that the proposal related to "the [c]ompany's fundamental business strategy with respect to its pricing policy for pharmaceutical products").

By contrast, while the Supporting Statement makes only passing reference to access to medicine in one line of the Supporting Statement, the majority of the Proposal, including the resolved clause of the Proposal, focuses on the Company's drug pricing decision making. For example, the resolved clause asks the Company to report "the rationale and criteria used for these price increases" as well as provide "an assessment of the legislative, regulatory, reputational and financial risks they represent for our company." Further, the Supporting Statement addresses topics such as economic risks ("risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy") and potential compliance considerations ("Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year .... Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming."). By focusing on these topics, the Proposal provides additional bases for exclusion, as a proposal focusing on any of these topics may be excluded under Rule 14a- 8(i) (7). Specifically, in this case, the Proposal delves much more deeply into the day-to-day affairs of the Company than those proposals described above that focused on companies' fundamental business strategy with respect to pricing policies for pharmaceutical products and on restraining prices with the goal of providing affordable access to prescription drugs. Unlike the requests in those proposals, the primary focus of the Proposal's request is on obtaining explanation and justification for product-specific and time period-specific price increases. In this regard, the Proposal specifically calls for disclosure of "the rationale and criteria used" to determine "the rates of price increases year-to-year of [the] company's top ten selling branded prescription drugs between 2010 and 2016." As noted, the Supporting Statement likewise calls for detailed justifications of price increases regarding certain pharmaceutical products, and the recital refers to "[p]roposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing" and the desire of certain industry participants for a "justification for [price] increases for branded drugs already on the market." These statements, read together with the Proposal's specific request, demonstrate that the Proposal focuses on the ordinary business matter of how and why the Company makes specific pricing decisions regarding certain of its pharmaceutical products and not on a more general notion of fundamental business strategy. For this reason, the Proposal is excludable under Rule 14a-8(i)(7) as relating to ordinary business matters.

2. The Proposal Does Not Raise a Significant Social Policy Issue

We note that a proposal may not be excluded under Rule 14a-8(i)(7) if it is determined to focus on a significant policy issue. The fact that a proposal may touch upon a significant policy issue, however, does not preclude exclusion under Rule 14a-8(i)(7). Instead, the question is whether the proposal focuses primarily on a matter of broad public policy versus matters related to the company's ordinary business operations. *See* the 1998 Release and Staff Legal Bulletin No. 14E (Oct 27, 2009). The Staff consistently has permitted exclusion of shareholder proposals where the proposal focused on ordinary business matters, even though it also related to a potential significant policy issue. For example, in *Amazon.com, Inc.* (Mar. 27, 2015), the Staff permitted exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company "disclose to shareholders reputational and financial risks it may face as a result of negative public opinion pertaining to the treatment of animals used to produce products it sells" where the proponent argued that Amazon's sale of foie gras implicated a significant policy issue (animal cruelty). In granting no-action relief, the Staff determined that "the proposal relate[d] to the products and services offered for sale by the company." Similarly, in *PetSmart, Inc.* (Mar. 24, 2011), the Staff permitted exclusion under Rule 14a-8(i)(7) of a proposal calling for suppliers to certify that they have not violated certain laws regarding the humane treatment of animals, even though the Staff had determined that the humane treatment of animals was a significant policy issue. In its no-action letter, the Staff specifically noted the company's view that the scope of the laws covered by the proposal were "fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping." *See also, e.g., CIGNA Corp.* (Feb. 23, 2011) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the potential significant policy issue of access to affordable health care, it also asked CIGNA to report on expense management, an ordinary business matter); *Capital One Financial Corp.* (Feb. 3, 2005) (permitting exclusion under Rule 14a- 8(i)(7) when, although the proposal addressed the significant policy issue of outsourcing, it also asked the company to disclose information about how it manages its workforce, an ordinary business matter). In this instance, while the Proposal ostensibly touches on a social policy issue relating to the pricing of pharmaceutical drugs, similar to the precedents above, the Proposal's request focuses on ordinary business matters (i.e., how and why the Company makes specific pricing decisions regarding certain of its pharmaceutical products). Additionally, as noted in the Company's periodic reports filed with the Commission, the Company has approximately 12 key marketed products that are manufactured in the United States (U.S.), Puerto Rico and six foreign countries. Additionally, the Company's key products are sold in a number of countries around the globe, including in key markets in the U.S., the European Union, Japan and China. The factors underlying price changes are necessarily complex and vary by product, region and, in some cases, country, for a myriad of reasons, including due to different healthcare regulatory regimes and differences in payment methods and programs depending on the jurisdiction in which a patient is located. *See Bristol-Myers Squibb Company Annual Report on Form 10-K for the Year Ended December 31, 2015* at 16-18 (discussing the Company's drug pricing policy and efforts to make its products more affordable). By requesting such "intricate detail" in a report on this fundamental element of the Company's business strategy, the Proposal "prob[es] too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 40018 (May 21, 1998).

Accordingly, consistent with the precedents described above, the Company believes that the Proposal may be excluded from its 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

CONCLUSION

Based on the foregoing, we respectfully request the Staff's concurrence that it will take no action if the Company omits the Proposal from its 2017 Proxy Materials.

Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (212) 546-5727.

Sincerely,



Lisa A. Atkins
Senior Counsel

Enclosures

cc: Sandra Leung, Bristol-Myers Squibb Company
Katherine Kelly, Bristol-Myers Squibb Company
Jung Choi, Bristol-Myers Squibb Company

Catherine M. Rowan
Director, Socially Responsible Investments Trinity Health, via e-mail and Federal Express overnight delivery

Lauren Compere
Managing Director, Boston Common Asset Management, LLC, via e-mail and Federal Express overnight delivery

Colleen Scanlon
Senior Vice President & Chief Advocacy Officer, Catholic Health Initiatives, via e-mail and Federal Express overnight delivery

EXHIBIT A

(see attached)


Trinity Health

Catherine M. Rowan
Director, Socially Responsible Investments
766 Brady Avenue, Apt. 635
Bronx, NY 10462
Phone: (718) 822-0820
Fax: (718) 504-4787

E-Mail Address: rowan@bestweb.net

October 19, 2016

Katherine R. Kelly
Associate General Counsel and Corporate Secretary
Bristol-Myers Squibb Company
345 Park Ave.
New York, NY 10154

Dear Ms. Kelly,

Trinity Health is the beneficial owner of over $2,000 worth of stock in Bristol-Myers Squibb Company. Trinity Health has held these shares continuously for over twelve months and will continue to do so at least until after the next annual meeting of shareholders. A letter of verification of ownership is enclosed.

In our meetings with Company officials over the years, we have expressed our concerns about the rising costs of prescription drugs and the subsequent social and financial burdens suffered by many Americans. A September 2016 Kaiser tracking poll found wide support for a variety of actions to address pharmaceutical prices. We believe our Company has an opportunity, by implementing the attached shareholder proposal, to respond to these concerns.

I am authorized to notify you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting. I submit this resolution for inclusion in the proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

As the representative for Trinity Health, I am the primary contact for this shareholder proposal and intend to present it in person or by proxy at the next annual meeting of the Company. Other BMS shareholders may be co-filing this same proposal as well.

We look forward to speaking with you about this proposal at your convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
enc

DISCLOSE CRITERIA USED FOR PRICE INCREASES ON TOP TEN DRUGS

RESOLVED: Shareholders request the Board of Directors issue a report by November 1, 2017, at reasonable expense and excluding proprietary information, listing the rates of price increases year-to-year of our company's top ten selling branded prescription drugs between 2010 and 2016, including the rationale and criteria used for these price increases, and an assessment of the legislative, regulatory, reputational and financial risks they represent for our company.

WHEREAS:
IMS Health research cites Americans paid $310 billion (after taxes and rebates) for drugs in 2015, an 8.5 % increase over 2014; while the Cost of Living Adjustment and the Consumer Price Index were both relatively flat at roughly 1.7 % for this same period.

A Bloomberg/SSR Health analysis shows that the U.S. outpaces the world in the cost of branded medications in many cases by a factor of two, while a McKinsey report states prescription drugs in the U.S. cost 50% more than equivalent products in OECD countries.

A Kaiser Family Foundation poll found one in four people in the U.S. report difficulty affording their prescription medicines and 43% of people in fair or poor health did not fill a prescription, or said they cut pills in half or skipped doses because of cost. Risks of patient non-compliance due to the cost of medicines present a grave threat to public health and, in turn, to the economy.

According to a survey by the National Business Group on Health, "Overall, 80% of employers placed specialty pharmacy as one of the top three highest cost drivers."

Proposed legislation requiring pharmaceutical companies to justify price increases over 10% by disclosing what they spend on research, marketing and manufacturing was introduced in 12 states last year. California's Proposition 61 would prohibit states from paying more for prescription drugs than the lowest prices negotiated by the U.S. Department of Veterans Affairs. Given the public outcry over unsustainable drug costs, it is safe to assume further regulation on drug pricing is forthcoming.

According to the Campaign for Sustainable Rx Pricing, insurers, retailers, hospitals and medical professionals are all increasingly seeking proof of value for high-cost new drug treatments, and justification for increases for branded drugs already on the market.

Drug companies have become a lightning rod for criticism. According to a Kaiser study 74% of Americans said big pharma is too concerned about making money and not concerned enough about helping people. In an NPR Marketplace interview, GlaxoSmithKline CEO Andrew Witty conceded: "There's no transparency around what the real price of everything is."

SUPPORTING STATEMENT
Current price increases severely limit access to life-saving medicines, particularly for economically challenged patients: this has serious repercussions for public health and the economy. Given our stated commitment to promoting public health and to mitigating risks, it is incumbent on our company to provide detailed justification for price increases.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

October 19, 2016



Northern Trust

TO WHOM IT MAY CONCERN,

Please accept this letter as verification that as of October 19, 2016 Northern Trust as custodian held for the beneficial interest of
Trinity Health 102,437 shares of Bristol Myers Squibb Co.

As of October 19, 2016 Trinity Health has held at least $2,000 worth of Bristol Myers Squibb Co. continuously for over one year. Trinity Health has informed us it intends to continue to hold the required number of shares through the date of the company's annual meeting in 2017.

This letter is to confirm that the aforementioned shares of stock are registered with Northern Trust, Participant Number 2669, at the Depository Trust Company.

Sincerely,

Ryan Stack
Trust Officer
The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603